SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

October 25, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 28, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 6 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated October 16, 2023 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 5 to Registration Statement on Form S-1 filed September 28, 2023

Cover Page

1. We note your response to prior comment 1. You indicate on the cover page that you are not required to obtain approval from the CSRC. In this regard, we note the disclosure on the cover page that "Based on the PRC Opinion, we are not currently required to obtain pre-approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC." Please revise your disclosure to clarify whether you are relying on an opinion of counsel in determining that you are not required to obtain approval or clearance from the CSRC. Please make similar revisions elsewhere that you discuss approval by the CSRC, such as your risk factors and cover page.

We have revised the disclosure to clarify that we are relying on the opinion of counsel in not seeking pre-approval from the CSRC.

2. We note your response to prior comment 2. Please reconcile the disclosure on the cover page that "(a)t present, based on the PRC Opinion, our operations require the approval and or permission of Chinese authorities according to the PRC opinion ... involved in" with Exhibit 99.2. Also, tell us how the disclosure on the cover page and on page 9 that "(n)o offer issuance or sale of the Common Shares has been or will be made directly or indirectly within the PRC. Therefore, based on the PRC Opinion, it is not necessary that such documents be filed or recorded now with any Governmental Agency in the PRC" is consistent with Exhibit 99.2.

We have reconciled the disclosure on the cover page. Local counsel has amended the opinion accordingly.

Exhibits

3. We note that you filed the legal opinion as exhibit 99.2 in response to prior comment 1. However, we note the use of the defined term, PRC Subsidiaries, in the third paragraph of the opinion and elsewhere in the opinion without explanation of what that term means. Please revise to clarify. In this regard, it appears that the diagram of the corporate structure of the registrant on page 2 of the amended Form S-1 refers to only one PRC subsidiary. Also, we note the use of the defined term, Governmental Authorities, in the third paragraph of the opinion without explanation of what that term means. Please revise to clarify. In addition, we note the use of the defined terms, Governmental Authorizations and Government Authorities, on page 2 of the opinion without explanations of what the terms mean. Please revise to clarify.

Local counsel has made the necessary corrections to their opinion.

4. We note your response to prior comment 3. However, the document filed as Exhibit 3.3 is still not a single complete copy of your articles. As previously requested, please file a complete copy of your Articles and Incorporation and bylaws as amended to date.

We have filed a clear and concise single copy of the Company’s articles.

General 5. We note the disclosure on page 5 that "[a]s the Administration Provisions and Measures have not yet come into effect, we are currently unaffected by them. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted." Please revise to update your disclosure to connect such discussion with your subsequent disclosure that the CSRC released the Trial Measures on February 17, 2023. Where you discuss that the Trial Measures "will come into effect on March 31, 2023," revise to clarify that they are in effect, if true, and ensure that your discussion of the relevant regulations is updated.

We have updated all relevant disclosure.

6. We note the risk factor disclosure on pages 27-28 discussing the risks associated with cybersecurity, but such discussion does not appear to reflect current developments, including the Cybersecurity Measures that became effective on February 15, 2022, as you discuss on page 8 and elsewhere in your document. Your disclosure on page 28 also indicates that the measures issued on July 10, 2021 are not effective. Revise to ensure that your discussion is updated to reflect the recent state of Chinese law and regulation as it pertains to cybersecurity.

We have revised the disclosure to reflect the most recent state of Chinese law and regulation related to cybersecurity.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang